SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 8)1



                            PRICE LEGACY CORPORATION
                                (Name of Issuer)


              8 3/4% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
                         (Title of Class of Securities)


                                    741444301
                                 (CUSIP Number)


                                 JAMES F. CAHILL
                                 PRICE ENTITIES
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 23, 2002
             (Date of Event Which Requires Filing of this Statement)



         If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 pages)

---------------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741444301              SCHEDULE 13D/A                PAGE 2 OF 6 PAGES


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sol Price
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizen
-------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
          NUMBER OF
                                            5,166,583 (see Item 5)
           SHARES                   --------------------------------------------
                                    8       SHARED VOTING POWER
        BENEFICIALLY
                                            2,710,346 (see Item 5)
          OWNED BY                  --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER
       EACH REPORTING
                                            5,166,583 (see Item 5)
           PERSON                   --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
            WITH
                                            2,710,346 (see Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,876,929 (see Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.7% (see Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP NO. 741444301              SCHEDULE 13D/A                PAGE 3 OF 6 PAGES


             This Amendment No. 8 to Schedule 13D relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy Corporation and further amends the Schedule 13D filed by Sol Price on August 27, 1998 and subsequently amended by Amendments No. 1 through 7 thereto (as amended, the "Schedule 13D"). The Schedule 13D is hereby further amended as follows:2


ITEM 1.       SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy Corporation ("Series A Preferred Stock"), a Maryland corporation ("Price Legacy").

         The address of the principal executive offices of Price Legacy is 17140 Bernardo Center Drive, San Diego, California 92128.


ITEM 2.       IDENTITY AND BACKGROUND.

         (a), (f) This statement on Schedule 13D is filed by Sol Price, a U.S. citizen.

         (b) The principal business address of Mr. Price is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

         (c) The principal occupation of Mr. Price is self-employed investor and manager of The Price Group LLC ("Price Group").

         (d)-(e) During the last five years, Mr. Price has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         Item 3 is not applicable to the transaction described as transaction number 28 in Item 5(c).


ITEM 4.       PURPOSE OF TRANSACTION.

         Item 4 is not applicable to the transactions described as transaction numbers 28 through 30 in Item 5(c).


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.3


------------------------------
         2 Transactions reported in the original Schedule 13D filed on August 27, 1998 or any of Amendments No. 1 through 7 thereto are not reported again in this Amendment No. 8 to Schedule 13D. For information about such transactions, please refer to such prior filings.

         3 Calculation of percentage ownership hereunder is based on approximately 27,434,166 shares of Series A Preferred Stock estimated to be issued and outstanding as of June 30, 2002, as reported in the Current Report on Form 8-K filed by Price Legacy with the Securities and Exchange Commission (the "SEC") on August 12, 2002.

CUSIP NO. 741444301              SCHEDULE 13D/A                PAGE 4 OF 6 PAGES


         (a) Mr. Price may be deemed to beneficially own 7,876,929 shares of Series A Preferred Stock, representing approximately 28.7% of the outstanding Series A Preferred Stock, as follows:

                        (i) 4,867,956 shares as the sole trustee of the Price Family Charitable Trust U/T/D 3/10/84 ("PFCT");4

                        (ii) 298,627 shares as the sole trustee of the Sol & Helen Price Trust ("SHPT");5

                        (iii) 291,546 shares as a director of The Price Family Charitable Fund ("PFCF") and of which Mr. Price disclaims beneficial ownership;

                        (iv) 968,800 shares as a manager of Price Group and of which Mr. Price disclaims beneficial ownership; and

                        (v) 1,450,000 shares as a director of San Diego Revitalization Corp. ("SDRC") and of which Mr. Price disclaims beneficial ownership.

                  These shares exclude 6,100,482 shares of Series A Preferred Stock which may be deemed to be beneficially owned by Robert Price ("Mr. R. Price"), the son of Mr. Price, and of which Mr. Price disclaims beneficial ownership.

         (b) The power to vote and dispose of these 7,876,929 shares is as follows:

                        (i) As the sole trustee of each of PFCT and SHPT, Mr. Price has sole power to vote and dispose of 5,166,583 shares in the aggregate.

                        (ii) As a director of PFCF, Mr. Price may be deemed to share the power to vote and dispose of 291,546 shares with Mr. R. Price, James F. Cahill, Jack McGrory, Allison Price, Helen Price, William Gorham, Murray Galinson, and Joseph R. Satz, each of whom is an officer and/or director of PFCF (collectively, the "PFCF Officers and Directors"). Mr. Price disclaims beneficial ownership of these shares.

                        (iii) As a manager of Price Group, Mr. Price may be deemed to share the power to vote and dispose of 968,800 shares with Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Kathy Hillan, and Mr. Satz, each of whom is a manager of Price Group (collectively, the "Price Group Managers"). Mr. Price disclaims beneficial ownership of these shares.

                        (iv) As a director of SDRC, Mr. Price may be deemed to share the power to vote and dispose of 1,450,000 shares with Mr. R. Price, Mr. Cahill, Mr. McGrory, Ms. A. Price, Mr. Gorham, Mr. Galinson, Ms. Hillan, and Mr. Satz (collectively, the "SDRC Officers and Directors").

                  The principal occupation of Mr. R. Price is self-employed investor and manager of Price Group. The principal occupation of each of Mr. Cahill,

--------------------------------
     4   Excludes 64,133 shares of Series A Preferred Stock pledged to PFCT as described in Item 6.

     5   Excludes 12,800 shares of Series A Preferred Stock pledged to SHPT as described in Item 6.

CUSIP NO. 741444301              SCHEDULE 13D/A                PAGE 5 OF 6 PAGES


                  Mr. McGrory, Mr. Galinson, Ms. Hillan, and Mr. Satz is manager of Price Group. The principal occupation of Mr. Gorham is self-employed investor. Ms. A. Price and Ms. H. Price are not presently employed.

                  The business address of each of the PFCF Officers and Directors, the Price Group Managers, and the SDRC Officers and Directors is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

                  During the last five years, none of the PFCF Officers and Directors or the Price Group Managers or the SDRC Officers and Directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                  Each of the PFCF Officers and Directors, the Price Group Managers, and the SDRC Officers and Directors is a U.S. citizen.

         (c)      28.    On December 19, 2001, PFCF made a charitable donation
                         of 1,000,000 shares to SDRC.

                  29. On January 11, 2002 SDRC transferred 2,000,000 shares to a charitable organization at a value of $15.15 per share.

                  30. On August 23, 2002 the PFCT sold 1,450,000 shares to SDRC for $16.00 per share. The shares were purchased with a $23,200,000 promissory note bearing interest at 8% per annum, due August 23, 2003, a copy of which is attached as Exhibit A.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Cahill is the borrower and PFCT is the lender under a loan agreement entered into in May 1998. The loan is secured by 64,133 shares of Series A Preferred Stock held by Mr. Cahill and pledged to PFCT. PFCT does not have the right to vote or dispose of the pledged shares unless the loan is in default.

         Mr. McGrory is the borrower and SHPT is the lender under a loan agreement entered into in May 1998. The loan is secured by 12,800 shares of Series A Preferred Stock held by Mr. McGrory and pledged to SHPT. SHPT does not have the right to vote or dispose of the pledge shares unless the loan is in default.


ITEM 7.     EXHIBITS.

                                    Exhibit A

                                 PROMISSORY NOTE

$23,200,000                                                      August 23, 2002
                                                           San Diego, California

         FOR THE VALUE RECEIVED, the undersigned SAN DIEGO REVITALIZATION CORPORATION, a California non-profit public benefit corporation, (the "Borrower"), promises to pay to PRICE FAMILY CHARITABLE TRUST, a California trust, (the "Lender") or order, at 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037, or such other address as may be directed in writing, the principal sum of Twenty Three Million Two Hundred Thousand Dollars ($23,200,000), together with interest thereon at a rate of eight percent (8%) per annum, computed from the date hereof on the basis of a three hundred sixty-five day (365) year, actual days elapsed.

         1. Payment of Principal and Interest. Interest only shall be paid in quarterly installments on November 20th, February 20th, May 20th and August 20th beginning on November 20, 2002, until this Note is paid in full. All unpaid principal and accrued unpaid interest shall be due and payable in full one (1) year from the date hereof.

         2. Credit of Payments. Each payment under this Note shall be credited in the following order: (a) costs, fees, charges and advances paid or incurred by Lender and for which the Borrower is obligated under the terms herein; (b) interest payable under this Note; and (c) principal under this Note. All installments of principal and interest of this Note shall be payable in lawful money of the United States of America.

         3. Prepayment. The Borrower may prepay in whole, or from time to time in part, and without any premium or penalty therefor, the principal amount hereof then remaining unpaid, together with accrued unpaid interest on this Note. Any such prepayment shall be applied first to accrued unpaid interest on this Note and the balance to principal due hereunder.

         4. Interest and Default. From and after the Maturity Date the entire unpaid principal balance and accrued unpaid interest shall automatically bear an annual interest rate equal to the lessor of: (a) ten percent (10%) per annum or
(b) the maximum interest rate allowed by law; in lieu of the rate provided above herein.

         5. Attorney Fees. Borrower agrees to pay the following costs, expenses, and attorney fees paid or incurred by Lender, or adjudged by a court: (a) reasonable costs of collection and costs, expenses, and attorney fees paid or incurred in connection with the collection or enforcement of this Note, whether or not suit is filed; (b) reasonable costs, expenses, and attorney fees paid or incurred in connection with representing Lender in any bankruptcy, reorganization, receivership, or other proceedings affecting creditors' rights and involving a claim under this Note; and (c) costs of suit and such sum as the court may adjudge as attorney fees in any action to enforce payment of this Note or any part of it.

         6. Waiver. Borrower, endorsers, and all other persons liable or to become liable on this Note waive presentment, protest, and demand; notice of protest, demand, and dishonor; and all other notices or matters of a like nature.

         7. Usury. All agreements between Borrower and Lender are expressly limited, so that in no event or contingency, whether because of the advancement of the proceeds of this Note, acceleration of maturity of the unpaid principal balance, or otherwise, shall the amount paid or agreed to be paid to Lender for the use, forbearance, or retention of the money to be advanced under this Note exceed the highest lawful rate permissible under applicable usury laws. If, under any circumstances, fulfillment of any provision of this Note or any other agreement pertaining to this Note, after timely performance of such provision is due, shall involve exceeding the limit of validity prescribed by law that a court of competent jurisdiction deems applicable, then, ipso facto, the obligations to be fulfilled shall be reduced to the limit of such validity. If, under any circumstances, Lender shall ever receive as interest an amount that exceeds the highest lawful rate, the amount that would be excessive interest shall be applied to reduce the unpaid principal balance under this Note and not to pay interest, or, if such excessive interest exceeds the unpaid principal balance under this Note, such excess shall be refunded to Borrower. This provision shall control every other provision of all agreements between Borrower and Lender.

         8. Forbearance Not a Waiver. If Lender delays in exercising or fails to exercise any of its rights under this Note, that delay or failure shall not constitute a waiver of any Lender rights or of any breach, default, or failure of condition under this Note. No waiver by lender of any of its rights or of any such breach, default, or failure of condition shall be effective, unless the waiver is expressly stated in a writing signed by Lender.

         9. Assignment. This Note inures to and binds the heirs, legal representatives, successors, and assigns of Borrower and Lender; provided, however, that Borrower may not assign this Note or any proceeds of it, or assign or delegate any of its rights or obligations, without Lender's prior written consent in each instance. Lender, in its sole discretion, may transfer this Note, and may sell or assign participations or other interests in all or any part of this Note, all without notice to or the consent of Borrower.

         10. Severability. If any provision of this Note, or the application of it to any party or circumstance, is held void, invalid, or unenforceable by a court of competent jurisdiction, the remainder of this Note, and the application of such provision to other parties or circumstances, shall not be affected thereby, the provisions of this Note being severable in any such instance.

         11. Time is of the Essence. Time is of the essence with respect to all obligations of Borrower under this Note.

         12. Governing Law. This Note shall be construed and enforceable according to the laws of the State of California.

Executed as of the date first written above.

                                   BORROWER

                                   SAN DIEGO REVITALIZATION
                                   CORPORATION

                                   By /s/ James F. Cahill
                                      --------------------------------
                                      James F. Cahill - Executive V.P.

                                   By /s/ Jack McGrory
                                      ---------------------------------
                                      Jack McGrory - Executive V.P.

CUSIP NO. 741444301              SCHEDULE 13D/A                PAGE 6 OF 6 PAGES

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  September 3, 2002


                                                SOL PRICE


                                                /s/ Sol Price
                                                --------------------------------